UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2026

Commission File Number 001-15170

GSK plc
(Translation of registrant's name into English)

79 New Oxford Street, London, WC1A 1DG
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Issued: 13 July 2026, London UK

Jemperli (dostarlimab) achieves sustained clinical complete responses in dMMR/MSI-H locally advanced rectal cancer

●     Primary objective met in interim analysis, with clinically significant rate of participants showing no detectable signs of cancer one year or more after treatment
●     Results support potential for dostarlimab to eliminate the need for chemotherapy, radiation and surgery in some patients
●     Data to be shared with health authorities for regulatory review, including accelerated review in the US

GSK plc (LSE/NYSE: GSK) today announced positive interim results from the registrational phase II AZUR-1 trial of Jemperli (dostarlimab) in patients with stage II/III mismatch repair deficient/microsatellite instability-high (dMMR/MSI-H) locally advanced rectal cancer. The single arm trial met its primary objective, showing a meaningful and sustained clinical complete response rate at 12 months (cCR12).

These results support the potential for dostarlimab, if approved, to become the first immunotherapy capable of eliminating or delaying the need for chemotherapy, radiation and surgery for some patients in this population.

Rectal cancer, a type of bowel cancer, affects around 730,000 people globally each year1 and approximately 5-10% of all rectal cancers have the dMMR/MSI-H subtype2. Current standard of care typically includes chemotherapy, radiation, and surgery3. While often effective, these treatments can profoundly impact a patient's quality of life, potentially leading to lifelong use of a colostomy bag, significant physiological dysfunction, and infertility4,5,6.

Hesham Abdullah, Senior Vice President, Global Head Oncology, R&D, GSK, said: "The AZUR-1 results support the potential for dostarlimab to transform treatment for dMMR/MSI-H locally advanced rectal cancer. For many patients today, rectal cancer treatment comes with the tolerability burden and lasting impacts from chemotherapy, radiation and surgery. These data demonstrate that some patients may be able to avoid those interventions while remaining free of detectable signs of cancer."

AZUR-1 results represent a substantial improvement compared to the historical standard of care7 and build on earlier research conducted in collaboration with Memorial Sloan Kettering Cancer Center, which first demonstrated the potential for dostarlimab to achieve clinical complete responses without other treatments in patients with dMMR/MSI-H locally advanced rectal cancer.

In interim data, the safety and tolerability profile of dostarlimab was consistent with its well-characterised and manageable safety profile observed across solid tumours.

Dostarlimab has received both Breakthrough Therapy and Fast Track designations from the US Food and Drug Administration (FDA) in this setting. GSK plans to share interim AZUR-1 data with global regulatory authorities to support review. Detailed results will be presented at a future scientific congress.

About stage II/III dMMR/MSI-H locally advanced rectal cancer
Around 5-10% of rectal cancers are mismatch repair-deficient (dMMR) or microsatellite instability-high (MSI-H)8. These tumours have a specific genetic characteristic where they are unable to properly repair DNA damage, leading to an accumulation of mutations. This unique biological feature often makes them highly responsive to immunotherapies like dostarlimab9,10. These biomarkers are most commonly found in colorectal, endometrial and other gastrointestinal cancers, but can also be present in other solid tumours11.

About AZUR-1
AZUR-1 is a global, open-label, single-arm, registrational phase II trial evaluating dostarlimab monotherapy in patients with stage II/III dMMR/MSI-H locally advanced rectal cancer. The trial was designed to assess sustained clinical complete responses for 12 months (cCR12) and determine whether dostarlimab alone could enable patients to avoid chemotherapy, radiation and/or surgery. A total of 154 participants received nine cycles of dostarlimab over six months, administered as a 500 mg intravenous infusion every three weeks.

About Jemperli (dostarlimab)
Jemperli, a programmed death receptor-1 (PD-1)-blocking antibody, is the backbone of GSK's ongoing immuno-oncology-based research and development programme. A robust clinical trial programme includes studies of Jemperli alone and in combination with other therapies in gynaecologic, colorectal and head and neck cancers, as well as where there are opportunities for transformational outcomes.
Jemperli was discovered by AnaptysBio, Inc. and licensed to TESARO, Inc., under a collaboration and exclusive license agreement signed in March 2014. Under this agreement, GSK is responsible for the ongoing research, development, commercialisation, and manufacturing of Jemperli.
More information about Jemperli, its indications and complete important safety information is available at EU product information12 and US product information13. Jemperli is not currently approved anywhere in the world for rectal cancer.
GSK in oncology
Our ambition in oncology is to help increase overall quality of life, maximise survival and change the course of disease, expanding from our current focus on blood and gynaecologic cancers into lung and gastrointestinal cancers, as well as other solid tumours. This includes accelerating priority programmes such as antibody-drug conjugates targeting B7-H3 and B7-H4, and velzatinib, a highly selective KIT tyrosine kinase inhibitor.

About GSK
GSK is a global biopharma company with a purpose to unite science, technology, and talent to get ahead of disease together. Find out more at www.gsk.com.

GSK enquiries
Media:	Tim Foley	+44 (0) 20 8047 5502	(London)
	Madison Goring	+44 (0) 20 8047 5502	(London)
	Alison Hunt	+1 540 742 3391	(Washington DC)
	Kathleen Quinn	+1 202 603 5003	(Washington DC)

Investor Relations:	Constantin Fest	+44 (0) 7831 826525	(London)
	James Dodwell	+44 (0) 20 8047 2406	(London)
	Mick Readey	+44 (0) 7990 339653	(London)
	Steph Mountifield	+44 (0) 7796 707505	(London)
	Sam Piper	+44 (0) 7824 525779	(London)
	Jeff McLaughlin	+1 215 751 7002	(Philadelphia)
	Frannie DeFranco	+1 215 751 3126	(Philadelphia)

Cautionary statement regarding forward-looking statements
GSK cautions investors that any forward-looking statements or projections made by GSK, including those made in this announcement, are subject to risks and uncertainties that may cause actual results to differ materially from those projected. Such factors include, but are not limited to, those described in the "Risk Factors" section in GSK's Annual Report on Form 20-F for 2025, and GSK's Q1 Results for 2026.

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References
1.     International Agency for Research on Cancer (IARC) (2024) Rectum cancer fact sheet: GLOBOCAN 2022. World Health Organization. Available at: https://gco.iarc.who.int/media/globocan/factsheets/cancers/9-rectum-fact-sheet.pdf. Date accessed: June 2026
2.     Cercek A, et al. Mismatch Repair-Deficient Rectal Cancer and Resistance to Neoadjuvant Chemotherapy. Clin Cancer Res. 2020 Jul 1;26(13):3271-3279. doi: 1158/1078-0432.CCR-19-3728. Epub 2020 Mar 6. PMID: 32144135; PMCID: PMC7348681.
3.     Fadlallah, H., El Masri, J., Fakhereddine, H. et al. (2024) 'Colorectal cancer: Recent advances in management and treatment', World Journal of Clinical Oncology, 15(9), pp. 1136-1156. Available at: https://pmc.ncbi.nlm.nih.gov/articles/PMC11438855/
4.     Cercek, A., Lumish, M., Sinopoli, J. et al. (2022) 'PD-1 blockade in mismatch repair-deficient, locally advanced rectal cancer', New England Journal of Medicine, 386(25), pp. 2363-2376. Available at: https://www.nejm.org/doi/full/10.1056/NEJMoa2201445
5.     Negro, S. et al. (2025) 'Quality of life in rectal cancer treatments: a systematic review', Cancers, 17(14), 2310. Available at: https://www.mdpi.com/2072-6694/17/14/2310
6.     Neibart, S.S. et al. (2020) 'Quality of life after radiotherapy for rectal cancer', Current Colorectal Cancer Reports, 16(1), pp. 1-10. Available at: https://pmc.ncbi.nlm.nih.gov/articles/PMC7336840/
7.     Cercek A, Roxburgh CS, Strombom P, et al. Adoption of Total Neoadjuvant Therapy for Locally Advanced Rectal Cancer. JAMA Oncol. 2018;4(6):e180071. doi:10.1001/jamaoncol.2018.0071
8.     Cercek A, et al. Mismatch Repair-Deficient Rectal Cancer and Resistance to Neoadjuvant Chemotherapy. Clin Cancer Res. 2020 Jul 1;26(13):3271-3279. doi: 1158/1078-0432.CCR-19-3728. Epub 2020 Mar 6. PMID: 32144135; PMCID: PMC7348681
9.     Le DT, et al. PD-1 blockade in tumors with mismatch repair deficiency. N Engl J Med. 2015;372(26):2509-2520.
10.   Andre T, Berton D, Curigliano G, et al. Antitumor Activity and Safety of Dostarlimab Monotherapy in Patients With Mismatch Repair Deficient Solid Tumors: A Nonrandomized Controlled Trial. JAMA Netw Open. 2023;6(11):e2341165. doi:10.1001/jamanetworkopen.2023.41165.
11.   National Cancer Institute at the National Institutes of Health. Definition of mismatch repair deficiency. Accessed June 2026. Available at: https://www.cancer.gov/publications/dictionaries/cancer-terms/def/mismatch-repair-deficiency
12.   JEMPERLI (dostarlimab) Summary of Product Characteristics. GlaxoSmithKline (Ireland) Limited. Available at: https://www.ema.europa.eu/en/medicines/human/EPAR/jemperli. Accessed June 2026.
13.   JEMPERLI (dostarlimab-gxly) prescribing information. GlaxoSmithKline. Available at: https://gskpro.com/en-us/products/jemperli/. Accessed July 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GSK plc
(Registrant)

Date: July 13, 2026

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GSK plc